UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact August | 2024

Azul Announces Updated Outlook for 2024

São Paulo, August 12, 2024 – Azul S.A., “Azul”, (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by departures and cities served, announces today an update to its expected results for 2024, as follows:

Forward Outlook	Previous Outlook	Updated Outlook
Total ASK vs. 2023	+11%	+7%
2024 EBITDA	~R$6.5 billion	Above R$6 billion
2024 Leverage¹	~3.0x	~4.2x

¹Includes cash and cash equivalents, short- and long-term investments and receivables. Excludes convertible instruments.

1.	Azul expects to increase capacity by approximately 7% in 2024 compared to 2023. The adjustment in year-over-year capacity growth is mainly due to:
(i)	the reduction in our domestic capacity as a result of the Rio Grande do Sul floods in May and the closure of Porto Alegre Airport, with a partial reopening expected in October;
(ii)	a temporary reduction in our international capacity in the first half of the year; and
(iii)	manufacturers’ delays in new aircraft deliveries.

2.	Azul estimates 2024 EBITDA to be above R$6 billion, lower than the previous projection mainly due to the reduction in capacity growth mentioned above.

3.	Azul expects leverage around 4.2x at the end of 2024, as a result of the updated EBITDA, in addition to the devaluation of the Brazilian real against the dollar, which impacts our dollar-denominated debt.

See below the international ASK per month expected in 2024:

2024 International ASK

(# million)

In addition, Azul developed and started implementing a plan, called “Elevate”, with multiple opportunities to increase revenue and reduce costs, with a target of more than R$1 billion in incremental value.

Any other guidance not included in this material fact is now discontinued.

Azul will keep investors and the general market updated.

Material Fact August | 2024

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by departures and cities served, offers approximately 1,000 daily flights to over 160 destinations. With an operating fleet of over 180 aircraft and more than 15,000 Crewmembers, the Company has a network of 300 non-stop routes. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022 and the second most on-time airline in 2023. In 2020, Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. For more information, visit https://ri.voeazul.com.br.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    August 12, 2024

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer